# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quad/Graphics, Inc., CIK 0001481792
CUSIP: 747301109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: N61 W23044 Harry' Way, Sussex, Wisconsin (WI), 53089
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-20-000091
Filed by CIK 0001495753

## Reporting persons
- Quad/Graphics, Inc. Voting Trust: type of reporting person: other (OO); citizenship or place of organization: Wisconsin (WI); sole voting power 12,286,914; shared voting power 0; sole dispositive power 12,286,914; shared dispositive power 0; aggregate amount beneficially owned 12,286,914 (24% of the class)

## Item 1. Issuer
Name of issuer: Quad/Graphics, Inc.
Address of issuer's principal executive offices: N61 W23044 Harry' Way, Sussex, Wisconsin, 53089

## Item 2. Person Filing
Name of person filing: Quad/Graphics, Inc. Voting Trust (the "Trust")
Address of principal business office or, if none, residence: N61 W23044 Harry's Way, Sussex, Wisconsin 53089-3995
Citizenship: The Trust is governed by the laws of the state of Wisconsin.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,286,914
Percent of class: 24.0%
Sole power to vote or to direct the vote: 12,286,914
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,286,914
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Quad/Graphics, Inc. Voting Trust: By: *, J. Joel Quadracci, Trustee (02/13/2025)
- Quad/Graphics, Inc. Voting Trust: By: *, Elizabeth M. Quadracci-Harned, Trustee (02/13/2025)
- Quad/Graphics, Inc. Voting Trust: By: *, Kathryn Quadracci Flores, Trustee (02/13/2025)
- Quad/Graphics, Inc. Voting Trust: /s/ Russell E. Ryba, Russell E. Ryba, Attorney-in-Fact (02/13/2025)